Exhibit 99.5

NEWS RELEASE

TSX: SRU
OTCBB: SRFDF

Starfield Comments On Recent Market Activity

Toronto, Ontario - May 13, 2007 - Starfield Resources Inc. ("Starfield" or the "Company") (TSX: SRU and OTCBB: SRFDF) commented today on recent market activity in its shares as requested by Market Regulation Services Inc., on behalf of the Toronto Stock Exchange.

Andre Douchane, President and CEO, said: “Management is unaware of any recent material events that could be responsible for the activity.”  He added: “There are no new material corporate developments to report since our last news release was issued, and the company is conducting business as usual.”

About Starfield
Starfield Resources Inc. is an advanced exploration and emerging early stage development company focused on its Ferguson Lake Palladium-Platinum-Nickel-Cobalt-Copper property located in Nunavut, Canada. The Ferguson Lake property covers more than 1.3 million acres and is 100% owned by the Company. Since 1999, Starfield has completed 132,000 metres of diamond drilling in 359 holes. A National Instrument 43-101 technical report dated May 15, 2006 prepared by N.C. Carter PhD., P.Eng. was filed on SEDAR and on Starfield’s website on May 25, 2006. A developing feature of this mineral district is the significant discovery of high-grade platinum and palladium mineralization found in the footwall to the massive sulphide deposit. Starfield's Ferguson Lake Project is emerging as Nunavut's largest ongoing base and precious metal project.

For further information contact:

John Vincic Executive Vice President Barnes McInerney Inc. 416-367-5000 ext. 249 jvincic@barnesmcinerney.com	André J. Douchane President and Chief Executive Officer Starfield Resources Inc. 416-860-0400 www.starfieldres.com

www.starfieldres.com

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